Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	Annual Report Mark this box if you would like to receive the Annual Report by mail.

Financial Statements Request Form

If you would like to receive interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code online or by requesting that we mail you a copy.